ALPHA BANK

RECEIVED

2005 JUN -1 A 11: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

Athens, May 26, 2005
Our reference No.13.1.69

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

05008606

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS O.J. YANNACOPOULOU

PROCESSED
JUN 08 2005
THOMSON
FINANCIAL

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

Resolutions and Results of the Second General Meeting of the Shareholders of Alpha Bank to decide upon postponed items from the First General Meeting (article 279 of the ATHEX Regulations)

The Second General Meeting of the Shareholders of Alpha Bank was held on 24.5.2005 at 10.00.

From a total of 291,203,608 shares outstanding, there were present or represented 99,858,466 shares, i.e. 34.29%, of which 74,567,404 (25.61%) had been deposited duly and timely and 25,291,062 (8.69%) had been deposited duly though not on-time, therefore the quorum achieved allowed the General Meeting to deliberate on the item of the Agenda.

The item of the Agenda concerned the approval of a stock options scheme in favour of executive members of the Board of Directors and managerial executives of the Bank, including affiliated with the Bank companies, for the obtainment of Alpha Bank shares (article 13 par. 9 of Codified Law 2190/1920).

Required quorum: 33.34%
Achieved quorum: 34.29%

YES = 98.24%
NO = 1.76%

The above Plan was approved under the following terms:

1. The duration of the Plan is five years, starting on the day of adoption of the resolution by the Bank's General Meeting and ending in December 2009.

2. Executive Members of the Board of Directors and Managers of the Bank and its affiliated companies may participate in the plan.

3. Within the framework of the Plan, the Bank will issue, after the stock option exercise, new shares in favor of the recipients up to a total of nominal value equal to 1% of the Bank's share capital at each date and in total on the final exercise date.

4. The recipients will receive the newly issued Bank's shares from the exercise of the stock options at an offer price which at the time of exercise will range between the nominal value and up to 80% of the market price.

5. The stock options may be exercised at the discretion of the recipients without invoking any condition other than the official capacity of the

recipient, (with the exception of important reasons) and at a date each time set by the Bank's Board of Directors which at no instance may be more than five years from the date of granting.

6. Within the framework of the Plan, the Board of Directors will issue regulations and pertinent certificates for stock options and by its decisions will define every relative detail i.e. indicatively the identity of the recipients and the number of stock options and in general will act or enter into any contract as deemed necessary for the implementation of the Plan.